BAKER & McKENZIE
東京青山・青木法律事務所

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Baker & McKenzie
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Chiyoda-ku, Tokyo 100-0014, Japan

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Fax: +81 3 5157 2900
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RECEIVED
2004 NOV -5 A 10:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04045907

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FILE NO. 82-4750

SUPPL

October 26, 2004

BY AIR MAIL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
NOV 09 2004
THOMSON
FINANCIAL

Q.P. CORPORATION
Documents required under Rule 12g-3(2)(b)
for Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Q.P. Corporation (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Summary of Consolidated Financial Statements for the Third Quarter of the Fiscal Year Ending November 30, 2004 (dated October 6, 2004)

Yours truly,

Hitoshi Sumiya

Encl.
cc: Q.P. Corporation
The Bank of New York

RECEIVED
2004 NOV -5 A 10: 08
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Q.P. CORPORATION

SUMMARY OF CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRD QUARTER
OF THE FISCAL YEAR ENDING NOVEMBER 30, 2004

(Translation)

October 6, 2004

THE THIRD QUARTERLY REPORT FOR THE FISCAL YEAR ENDING NOVEMBER 30, 2004

Listed corporate name:	KEWPIE KABUSHIKI-KAISHA
English corporate name:	Q.P. Corporation
Security code number:	2809
URL:	http://www.kewpie.co.jp/english/
Listed exchange:	Tokyo Stock Exchange
Name and title of representative:	Yutaka Suzuki President and Representative Director
Contact for inquiries:	Katsuhiko Sasaki Director and General Manager of Administration Division Tel. +81-3- 3486-3331

1. Basis of preparation of the third quarterly consolidated financial statements:
   (1) Change in accounting method in comparison with the previous consolidated fiscal year: None
   (2) Change in scope of consolidated companies and companies accounted for by the equity method

Number of newly consolidated companies	1
Number of companies excluded from consolidation	1
Number of companies newly accounted for by the equity method	0
Number of companies excluded from the application of the equity method	0

2. Consolidated business results for nine months ended August 31, 2004 (From December 1, 2003 to August 31, 2004)

(1) Consolidated operating results

	Nine months ended August 31, 2004	Nine months ended August 31, 2003	(Reference) Year ended November 30, 2003
Net sales	¥311,870 million (- %)	————	¥437,032 million (0.6 %)
Operating income	¥11,337 million (- %)	————	¥18,255 million (-1.8 %)
Ordinary income	¥11,327 million (- %)	————	¥17,532 million (-4.0 %)
Net income	¥4,989 million (- %)	————	¥8,675 million (-6.8 %)
Net income per share-primary	¥32.58	————	¥56.08
Net income per share- diluted	¥30.04	————	¥51.53

Notes:
1. The quarterly business results are disclosed from the current fiscal year, accordingly the actual business results and the percentage of the increase or decrease in comparison with the same period in the previous year are not stated.
2. The percentage figures in the above table are the ratio of the increase or decrease compared with the previous period.

(2) Changes in consolidated financial conditions

	As of August 31, 2004	As of August 31, 2003	(Reference) As of November 30, 2003
Total assets	¥253,036 million	————	¥269,559 million
Net worth	¥124,389 million	————	¥120,504 million
Net worth to gross capital	49.2%	————	44.7%
Net worth per share	¥812.17	————	¥786.15

3. Estimate of consolidated operating results for the fiscal year ending November 30, 2004
(From December 1, 2003 to November 30, 2004):

	Year ending November 30, 2004
Net sales	¥426,000 million
Ordinary income	¥17,000 million
Net income	¥7,830 million
(Reference) Estimate of yearly net income per share	¥51.12

(Reference)
Details of Sales

(Millions of yen)

Business segment	Line of products	Nine months ended August 31, 2004	Year ended November 30,2003
Foodstuffs	Mayonnaise and dressings	83,604	111,434
	Fruit applications and cooked foods	36,770	51,619
	Egg products	54,753	82,248
	Healthcare products	10,892	14,471
	Vegetables and salads	64,314	97,256
	Sub-total	250,335	357,030
Distribution		61,535	80,002
	Total	311,870	437,032

(Notes)
Figures of amounts are described by discarding fractions less than one million yen.
The above estimate information is reported based on available information and uncertain factors which may have an effect on the future consolidated operating results.
As a result, the estimate of consolidated operating results may differ significantly from the actual consolidated operating results due to uncertain various factors.

Q.P. CORPORATION

Consolidated Balance Sheets

(Millions of yen)

ASSETS	As of August 31, 2004	As of November 30, 2003
CURRENT ASSETS:		
Cash and deposits	10,109	22,382
Notes and accounts receivable	65,401	75,920
Securities	32	32
Inventories	17,488	15,692
Deferred tax assets	1,786	2,297
Other	3,323	3,978
Allowance for doubtful accounts	(691)	(1,381)
Total current assets	97,450	118,922
FIXED ASSETS:		
Tangible fixed assets		
Buildings and structures	108,312	106,702
Machinery, equipment and transportation equipment	109,329	108,395
Land	39,024	38,382
Construction in progress	4,066	1,350
Other	7,713	6,977
Accumulated depreciation	(148,461)	(142,035)
Total tangible fixed assets	119,986	119,773
Intangible fixed assets		
Consolidation adjustment accounts	103	127
Other	2,787	2,728
Total Intangible fixed assets	2,890	2,855
Investments and other assets		
Investment in securities	19,948	17,248
Deferred tax assets	1,564	2,008
Other	11,345	8,969
Allowance for doubtful accounts	(149)	(218)
Total investments and other assets	32,708	28,008
Total fixed assets	155,585	150,636
DEFERRED ASSETS:		
Bond discounts	0	0
Total deferred assets	0	0
Total assets	253,036	269,559

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	As of August 31, 2004	As of November 30, 2003
CURRENT LIABILITIES:		
Notes and accounts payable	37,879	43,744
Short-term loans payable	13,594	17,985
Current portion of bonds	100	1,300
Accounts payable-other	19,205	24,384
Accrued income taxes	2,147	2,676
Reserve for sales rebates	2,401	1,127
Reserve for bonuses	2,877	1,870
Deferred tax liabilities	3	1
Other	2,245	4,530
Total current liabilities	80,453	97,619
LONG-TERM LIABILITIES:		
Bonds	200	200
Convertible bonds	18,629	18,629
Long-term loans payable	10,363	11,795
Deferred tax liabilities	229	19
Reserve for retirement benefits	1,360	3,683
Reserve for directors' and corporate auditors' retirement pay	1,551	1,620
Other	1,428	1,639
Total long-term liabilities	33,761	37,587
Total liabilities	114,215	135,207
MINORITY INTERESTS	14,432	13,847
SHAREHOLDERS' EQUITY:		
Capital stock	24,104	24,104
Capital surplus	29,418	29,418
Earned surplus	73,968	70,833
Unrealized valuation gain on other securities – net	1,700	793
Cumulative foreign currency translation adjustments	(2,497)	(2,349)
Treasury stock	(2,305)	(2,295)
Total shareholders' equity	124,389	120,504
Total liabilities, minority interests and shareholders' equity	253,036	269,559

Q.P. CORPORATION

Consolidated Statements of Income

(Millions of yen)

	Nine months ended August 31, 2004	Year ended November 30, 2003
NET SALES	311,870	437,032
COST OF SALES	231,390	325,878
Gross profit	80,479	111,154
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	69,142	92,898
Operating income	11,337	18,255
NON-OPERATING INCOME:		
Interest income and dividend receivable	400	512
Equity income	200	152
Other	386	456
NON-OPERATING EXPENSES:		
Interest expense	467	755
Other	530	1,089
Ordinary income	11,327	17,532
EXTRAORDINARY GAINS:		
Gain on sales of fixed assets	13	73
Gain on sales of investment in securities	156	192
Other	32	767
EXTRAORDINARY LOSSES:		
Loss on sales and disposal of fixed assets	317	373
Loss on sales of investment in securities	159	4
Other	630	987
Net income before income taxes and minority interests	10,423	17,199
Income taxes	4,667	5,735
Income taxes deferred	146	1,774
Minority interests	620	1,014
Net income	4,989	8,675